Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

… personal … portable … connected Investor Presentation September 2015 Dialog’s Acquisition of Atmel A Global Leader in Mobile Power and IoT

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Safe Harbor This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, othe rwi se acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the prop ose d merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, a nd the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Ac t o f 1933, as amended. Additional information and where to find it This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In conn ect ion with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F - 4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atm el intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important informat ion about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has b een dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Sta tement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog sh are holders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus. This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK P ros pectus”) will be published at a later date. Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Aut hor ity and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Sem iconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA , United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the In ves tor Relations section of Dialog’s website at www.dialog - semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, an d any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy State men t/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain , f ree of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog - semiconductor.com. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRC ULA R, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVAN T D OCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Participants in the Solicitation Dialog , Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies fr om stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog - semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10 - K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s websit e a t www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection wi th the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the propo sed merger . Overseas Jurisdiction The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricte d b y the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrict ion s may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the sa me as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom. . 2

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Safe Harbor for Forward - Looking Statements This announcement contains, or may contain, “forward - looking statements” in relation to Dialog and Atmel and the future operatin g performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertain tie s. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof iden tif y forward - looking statements. Forward - looking statements include, but are not limited to, statements relating to: ( i ) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atm el’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expect ed revenues, expected annualized operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customer s, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential su ccess to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance ag ain st adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, rev enu e, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end - users, the combined company’s future capital expenditures, expenses, revenues , earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) th e anticipated timing of shareholder meetings and completion of the proposed merger. These forward - looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and i nvolve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward - looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: ( i ) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust aut hor ities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requ isi te Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that t he companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or th e expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ab ili ty to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caus ed by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost - efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost - effective manner; (x ) general global macroeconomic and geo - political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets ; ( xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or ot her initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disru pti on to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in so me cases; (xvii) industry and/or company overcapacity or under - capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the succe ss of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined co mpany’s ability to ramp new products into volume production; (xxii) reliance on non - binding customer forecasts and the absence of long - term supply contracts with customers; (xxiii) financial stabi lity in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and sa fet y regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology sy ste m failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in t he availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined co mpany’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combin ed company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary s har es and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SE C or other regulatory authorities, including Atmel’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10 - Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward - looking statements will prove to be correct. Th e reader is cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes an y o bligation to update or revise publicly any of the forward - looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally r equ ired . Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dial og, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, pr ofi ts, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures. 3

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Acquisition Announcement DIALOG is acquiring ATMEL in a cash and stock transaction worth ~$ 4.6Bn 1 Combined company will be fast - growing and diversified with ~$ 2.7Bn (1) of revenues 2 Strong pipeline of leading products, customers, and design wins 4 Complementary product portfolios, targeting three attractive segments : – Mobile Power – IoT – Automotive 3 Annual cost synergies of $150MM expected to be achievable within two years 5 Accretive to underlying EPS in 2017, the first full year following closing 6 4 Note 1. Last twelve months ( LTM )

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Dialog at a Glance HQ: Reading, UK | Founded: 1981 | Listing: Frankfurt (DLG) ► Fabless supplier of highly integrated standard (ASSP) and custom (ASIC) mixed - signal ICs, optimised for smartphone, tablet, IoT, LED Solid State Lighting and Smart Home applications ► Manufacturing: fabless manufacturing model, with production, assembly and packaging fully outsourced ► Employees: c. 1,500 (75% engineers ) (1) Business Segments ► Mobile Systems: power management, audio and display ICs for portable devices ► Power Conversion: AC/DC power converters and LED drivers for SSL and display backlighting ► Connectivity: Bluetooth Smart and Short - range Wireless devices for applications in Wearables, etc. ► Auto / Industrial: custom motor control ICs, electronic ballasts for industrial lighting, etc. Company Overview ► One of the fastest growing global semiconductor companies ► Best - in - class mobile PMIC platform ► Multi - year strategic relationship with smartphone market leader ► Highly Profitable ► Design wins and product pipeline provide visibility into forward revenues and profitability 5 Note 1. As of September 16, 2015 2014 Revenue Breakdown By Division By Geography Mobile Systems 82% Automotive / Industrial 4% Connectivity 8% Power Conversion 7% Other Europe 5% China 85% Other Asia 9% Rest of World 1%

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 - 17 6 29 45 62 91 103 186 -50 0 50 100 150 200 2007 2008 2009 2010 2011 2012 2013 2014 87 162 218 296 527 774 903 1,156 0 200 400 600 800 1000 1200 1400 2007 2008 2009 2010 2011 2012 2013 2014 Strong Financial Performance Full Year IFRS Revenue ($MM) 40% CAGR 2009 - 2014 45% CAGR 2009 - 2014 ► 8 years of robust revenue growth underpinned by volume and ASP growth ► Uninterrupted period of quarterly operating profitability since Q2 2008 ► Engaged with leading brands in growth mobile market segments, Bluetooth ®® Smart , AC/DC and Solid State Lighting worldwide 6 Full Year IFRS EBIT ($MM)

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 7 Atmel at a Glance HQ: San Jose, CA | Founded: 1984 | Listing: NASDAQ ( ATML ) • Fast growing , major 32 - bit MCU supplier – > 18% CAGR 2009 - 2014 – Broad ARM® product line • Industry’s 3 rd largest supplier of 8 - bit microcontrollers • Most comprehensive connectivity portfolio targeted to IoT – WiFi , Bluetooth, BLE , ZigBee , 802.15.4 Microcontrollers and IoT • Explosive growth in embedded security market for data integrity and authentication • Design wins expected to drive ~$100MM of incremental revenue by 2017 Security Touch • Market leader in high growth and high margin auto and industrial markets • Leadership through technology innovation Automotive • Major s upplier in Car Access, In - Vehicle Networking and High Voltage Solutions • Leveraging relationships to sell entire product portfolio – Portfolio covers MCU , Touch, Memory , Security , Car Access , High Voltage / IVN Microcontroller/ IoT Automotive Nonvolatile Memory Multi - Market & Other 7% 70% 11% 12% 2014 Revenue: $1,413 MCU / IoT : $994MM 0% 25% 50% 75% 100% 2006A 2007A 2008A 2009A 2010A 2011A 2012A 2013A 2014A Microcontroller/ IoT Other Revenue MCU Contribution Over Time

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 8 Atmel Financial Overview Major Growth Drivers: ► 32 - bit MCU and Wireless/ IoT products ► Record number of new products introduced over past 3 years ► Customer design activity up over 75% year - over - year ► Now selling the first low - power combo SoC , providing Wi - Fi, b/g/n, Bluetooth Classic and Bluetooth Low Energy on a single die ► Automotive Touch ► Security Short - term Revenue Transitions Masking Strength of Core Business: ► Substantial foreign currency exchange rate movement (~15 - 20% revenue in Euros) ► Declines in non - strategic products ► Sensor Hub ► Fab EOL products 0% 20% 40% 60% 80% 100% 2006 2014 Profitable and Growing Core Business ($MM) Exit Memory Memory Harvest Harvest Core Business (1) Note 1. Core business includes MCU , Auto, Touch and APG . Excludes legacy, EOL and divested products and does not equal total segment or business unit revenue.

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Strategic Rationale 9 A Global Leader in Power Management and Embedded Processing High Q uality , Diversified Customer Base Significant Synergies Significant Scale and Fast Growing S AM Attractive Long - Term Operating Model (2) • Leadership in PMIC and power saving technologies • Broad portfolio of 32 - bit ARM - based and proprietary AVR microcontrollers • High performance ICs for connectivity , security, touch, and audio • Leverage existing customer relationships and broad distribution channels • Significant cost synergies from greater operating efficiency and overlap • Drives $150MM in savings annually, expected to be realizable within two years • Well positioned for growth in Mobile Power, IoT and Automotive markets • $11 Bn SAM today growing to approximately $20 Bn in 2019 (13% CAGR ) • Target underlying (1) operating model: – 47 - 50% Gross Margin – 23 - 25% Operating Margin 2014 Dialog Top 5 Customers Top 5 Customers Other Other 87% ~45% 13% ~55% Combined Note 1. See underlying definition in Appendix 2. Long - term defined as approx. 3 - 5 year timeframe

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Transaction Overview 10 Consideration Pro Forma Ownership Anticipated Close Conditions Sources of Financing • Total consideration of $10.42 per share to Atmel shareholders – $4.65 per share in cash – 0.112 Dialog American Depository Shares (ADS) (1) , fixed exchange ratio ($5.77 in value based on Dialog closing price as of 9/18/15) • Total equity value: $4.6Bn – ~$2.5Bn in equity (55%) – ~$2.0Bn in cash (45%) • Approx. 62% Dialog shareholders / 38% Atmel shareholders • Atmel to receive 2 board seats (out of 10 total board seats) • First Quarter of 2016 • Approval by Dialog and Atmel shareholders, customary closing conditions and regulatory approvals • 49MM shares (approx.) of Dialog stock to be issued in the form of American Depository Shares on NYSE or NASDAQ • $2.1Bn committed term loan • $210MM from combined balance sheet; pro - forma cash balance of ~$450MM Note 1. One Dialog ADS equal to one Dialog share of common stock

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 11 1 Mobile Power PMIC , AC/DC, Touch, SSL LED (48%) (2)(4) 2 IoT MCUs , Connectivity, Security and Memory (38%) (3) 3 Automotive and Other Access, Motor Control , LIN, CAN and Touch (14%) (2)(3) $2.7 Bn Combined LTM Revenue Notes 1. Power Management segment defined as power management solutions for mobile platforms including smartphones, tablets, portable PCs and wearable - type devices 2. Assumes 50% of Touch in Automotive and 50% in Mobile Power 3. Automotive includes revenue from Atmel’s Automotive core Car Access, IVN / HV and other products as well as MCU , Touch and Memory products approximately 70% of Dialog’s Automotive/Industrial/Connectivity segment allocated to IoT , approximately 30% to Automotive 4. Mobile Power representing smartphones, tablets, and computer platforms Combination Creates a Global Semiconductor Powerhouse Leadership in Power Management (1) and Embedded Processing

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 High - Growth and Significant SAM Targeting Multiple Attractive High Growth Sectors 2019 SAM $ 20.6Bn Automotive $ 3.3Bn Connectivity $ 3.4Bn 12 Lighting $1.0Bn $11.0Bn 13% CAGR Mobile Power $7.4Bn IoT $5.5Bn 2014 SAM Note 1. Juniper 2014, Gartner 2015, Databeans 2015, Navigant Research, HIS 2015, Atmel Corporation, Dialog Semiconductor

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 • Highly integrated and increasingly complex Power Management IC IP to Exploit Mobile Power • End - to - end solution leading in Rapid Charge ™ rollout Wearable, hybrid devices Sensors, camera, GPS, audio Always - on sensing USB - C. wireless, energy harvesting Single or multiple (series/parallel) New customer applications Increased context awareness Expanding use cases New charging scenarios Different battery configs AC - DC ICs for mobile chargers 13 PMIC , AC/DC, Touch

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Most Complete Platform for IoT 14 Security & Privacy 26 - 30 billion connected devices by 2020 (1) Microcontroller x x Connectivity x Sensing x Power Management x Uniquely Positioned to Meet Customer Needs Notes 1. “The Internet of Things” Opportunities and challenges for semiconductor companies, McKinsey & Company May 2015

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Growing Automotive Market Opportunity 15 • Access, Safety, Security and Touch • Networking LIN/CAN • Wiper Motor Control Car Access Key Fob Door Car Receiver Infotainment Internet Access Audio System Rear - Seat Display Central Information Display Instrument Cluster Engine Product Legend IVN MCU Security Touch RF Body Electronics & Chassis Entry Power Steering Doors Braking System Lights Windows Seats Mirror Broad Product Portfolio – Differentiated User Experience Notes 1. Local Interconnect Network (LIN) 2. Controller Area Network (CAN) 3. In - Vehicle Networking ( IVN ) x x x

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Significant Cross Sell Potential 8 - bit MCU Touch EEPROM Memory ASIC 32 - bit MCU RF & Auto Mobile PMIC Audio SSL / LED Auto / Industrial AC/DC BLE / VOIP • Security Solutions for Mobile Peripherals • Companion PMIC to Support Microcontrollers • Touch Controllers for Mobile and Fitness Applications • Power Management Solutions for Automotive 16 Embedded Security

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 17 Substantially Improved Global Distribution Channel • >60% ($800MM+) of 2014 revenue through WW distribution • >70,000 active customers • Access to 66,000 registered Atmel Studio 6 development engineers (customer design tool) Broad Market Reach • ~10% of 2014 revenue through WW distribution • ~300 active customers Best in Class Channel Nascent Channel Presence

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Diversified Top Tier Customers Selected Customers IoT ( MCUs , Connectivity, Security and Memory) Mobile Power ( PMIC , AC/DC, Touch, SSL LED) Automotive (Access , Motor Control, LIN, CAN and Touch) Key Pillars 1 2 3 18 Top and Emerging Smartphone OEMs and Partners

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Four Pillars of Our Strategy More products in higher growth segments Dialog Semiconductor ©2015 Leverage broad product portfolio and customer base • Combine power management, MCUs , connectivity and security functionality to innovate and drive growth across mobile power, IoT and automotive applications Broader and deeper at our customer base • Leverage proven and established global distribution channels Continuous innovation • Investments in power management, 32 - bit ARM microcontrollers, rapid charging technologies as well as leading IoT connectivity (Bluetooth ® Smart, WiFi ) Strategic focus on fast growing China consumer electronics market • Direct, distribution and innovative partnerships with key players in China Dialog Semiconductor ©2015 high low low high Profitability Growth More products in higher growth segments 19 2 3 4 1

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 3.3 2.7 2.3 2.2 1.9 1.5 1.2 1.0 0.6 0.6 0.6 0.5 0.5 0.3 0.3 Analog Devices Dialog PF Maxim Microchip Cypress Linear Microsemi Cirrus Silicon Labs IDT AMS Intersil Semtech Power Integrations Monolithic Power Dialog PF LTM Revenue ($ Bn ) 20 Scale Advantage Within Peer Group Notes 1. Last twelve months ( LTM ) 2. Cypress figure includes Spansion acquisition 3. See underlying definition in Appendix 4. Comparable set includes $1Bn+ market cap, sub $4Bn revenue, high - performance analog and microcontroller companies

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Combined Financial Model 21 Gross Margin Operating Margin 46% R&D SG&A 47% 47% 47 - 50% 16% 18% 17% 14 - 16% 7% 16% 12% 9 - 11% 23% 13% 18% 23 - 25% Dialog Underlying (1) LTM Atmel Non - GAAP LTM Combined Underlying (1) LTM Dialog Long Term Target Revenue $1.34Bn $1.35Bn $2.69Bn Notes 1. See underlying definition in Appendix 2. Last twelve months ( LTM ) 3. Combined Company figures pre - synergies

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Debt Financing 22 Debt Commitment Pro Forma Capitalization Statistics • $2.1 Bn Term Loan commitment from Morgan Stanley Senior Funding, Inc. • “Covenant lite”, annual pre - tax interest cost of approximately 4% • Early repayment permitted • ~3x Net Debt/ E stimated LTM EBITDA (pre - synergy at closing) • Cash generative business enables the ability to substantially pay down the transaction debt approximately three years after closing

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Strong Commitment to Delivering Value to Shareholders Successful Acquisition and Integration of SiTel (Feb 2011) and iWatt (Jul 2013) Revenue 13x 2007 – 2014 Underlying Operating Profit (1)(2) 39x 2008 – 2014 Share Price Performance +2,700% 2007 – 2014 (3) Underlying Operating Margin (1) 22.5% Q2 2015 3.6% FY 2008 Proven Track Record of Execution 23 1 2 3 4 5 Note 1. See underlying definition in Appendix 2. Assumes 2008 IFRS operating profit equals underlying operating profit 3. 1/5/07 to 12/30/14

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

… personal … portable … connected Dialog Semiconductor © 2015 The Power To Be . . . Contact: Jose Cano Head of Investor Relations jose.cano@diasemi.com +44 (0)1793 756 961 Mark Tyndall SVP , Corporate Development & Strategy mark.tyndall@diasemi.com +1 408 - 621 - 6749

Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

Dialog Semiconductor © 2015 Appendix Underlying Results The term “underlying” is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures. Underlying results (net of tax) have been fully reconciled to IFRS results (net of tax) above. All other underlying measures disclosed within this report are a component of this measure and adjustments between IFRS and underlying measures for each of these measures are a component of those disclosed above . Underlying results are based on IFRS , adjusted to exclude share - based compensation charges and amortization of intangibles associated with acquisitions and certain other non - recurring items. Non - GAAP Metrics Non - GAAP net income excludes share - based compensation expense, acquisition - related charges, restructuring charges (credits), operating results of the exited XSense business for 2015, loss from manufacturing facility damage and shutdown, French building underutilization and other (credits), loss (gain) related to foundry arrangements, gain on sale of assets and investments, non - GAAP tax adjustments, as well as net (loss) income attributable to noncontrolling interest.